UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
6 February 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

GeoPark Ltd.

File No. 333-191068 -- CF# 30191

    GeoPark Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on September 9, 2013, as amended on October 10, 2013.

    Based on representations by GeoPark Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.15	through April 30, 2017
Exhibit 10.16	through April 30, 2017
Exhibit 10.18	through April 30, 2017
Exhibit 10.19	through April 30, 2017

    For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary